Exhibit (a)(5)(x)

THIS DOCUMENT AND THE ACCOMPANYING FORM OF INSTRUCTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from an independent professional adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or otherwise from an appropriately authorised independent financial adviser.  If you have any questions about this document (other than on the financial or tax aspects), you should contact Liz MacKay at Merant Share Services, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN or by email to Liz.MacKay@Merant.com or by telephone to: (44) (0) 1635 277703 or by fax to (44) (0) 1635 277730. (“Liz MacKay”)

MERANT plc

(incorporated in England and Wales with registered number 1709998)

Abbey View

Everard Close

St. Albans, Herts, AL12PS

United Kingdom

31 March 2004

To holders of Options (“Optionholders”) under the Merant Inland Revenue Approved Share Option Scheme and the Merant Inland Revenue (1998) Approved Share Option Scheme (together the “Schemes”) not resident in Australia, Canada or Japan.

Dear Optionholder

Recommended Cash and Share Offer for Merant plc by SERENA Software, Inc (the “Offer”)

1                                                                                          Introduction

On 3 March 2004, the Board of Merant plc (“Merant”) announced that it and the board of SERENA Software, Inc (“SERENA”) had reached agreement on the terms of a recommended cash and share offer for the entire issued and to be issued share capital of Merant.

You should already have received a copy of the Offer Document describing the Offer in more detail and a spreadsheet showing the options which you hold over shares in Merant.

I am writing to you to explain the impact which the Offer has on the options granted to you under the Schemes (the “Options”).

2                                                                                          Terms of the Offer

In summary, the Offer is made on the following basis:

for every 1 Merant Share                                                                                                     136.5 pence in cash and 0.04966 of a new SERENA Share

Under the Offer SERENA is offering a mix and match election under which Merant securityholders who validly accept the Offer may request to vary the proportions in which they receive SERENA Shares and cash in respect of their Merant Shares.  The maximum number of SERENA Shares to be issued in the Offer and the maximum amount of cash to be paid under the Offer will not be varied as a result of the mix and match election.  Accordingly, a Merant securityholder’s mix and match election will be satisfied only to the extent that other Merant securityholders make opposite elections.  A Merant shareholder who successfully elects all cash would receive 195 pence in cash for every 1 Merant Share. A Merant shareholder who successfully elects to receive all SERENA Shares would receive 0.16553 of a new SERENA Share for every 1 Merant Share.

The Offer is based on a valuation of each Merant Share at 195 pence.  This is based on an exchange rate of US$1.8488 : £1.00, which is calculated as the average of the US dollar / pound sterling exchange rate derived from the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York for the five trading days ended 3 March 2004 and the price per SERENA Share of US$21.78 which is calculated as the average of the closing prices of one SERENA Share as reported on Nasdaq for the twenty United States trading days ended 1 March 2004.

3                                                                                          Effect of the Offer on your Options

Your Options are either already exercisable or will become exercisable, if the Offer succeeds (ie it has become or been declared unconditional in all respects), so that SERENA obtains control of Merant.  They may then be exercised in full during the period of 6 months from the date when SERENA obtains control.

In addition, as required under the Schemes, Merant has asked SERENA to allow you to roll over your Options over Merant Shares to become options over SERENA Shares.  SERENA has agreed to do this, although its formal proposal will not be made to Optionholders until after the Offer succeeds.  Rolling over your Option is an alternative to exercising it and is the only practical choice if your Option’s exercise price exceeds the Offer price (i.e. the Option is ‘underwater’).

If the Offer succeeds, then SERENA will send you its formal Rollover Proposal and any relevant acceptance paperwork that you will need to complete.  The terms of the proposal are described in Appendix 1.

Please note that as your Options are Inland Revenue approved options, the basis on which the Rollover will be made needs to be approved by the Inland Revenue.  It is intended that this approval be obtained before SERENA makes its formal proposal.

Any Options not rolled over or exercised during the period of 6 months from the date when SERENA obtains control will lapse and cease to be exercisable at the end of such period.

If SERENA receives valid acceptances in respect of over 90 per cent. of the Merant Shares, SERENA intends to exercise its right to acquire the balance under the compulsory acquisition procedure in the Companies Act 1985.  The compulsory acquisition process shortens the period in which you may exercise your Options.

In the Offer Document, a copy of which you should already have received, it was stated that appropriate proposals would be made to participants in the Schemes.  The proposals which will be put to you are described in paragraph 11 of the letter from Lehman Brothers contained in the Offer Document and are set out in detail in Appendix 1 to this letter.  A summary of the tax implications of the alternative courses open to you is contained in Appendix 2 and the terms and conditions of the proposal and various other notes are set out in Appendix 3.

4                                                                                          Your choices

In summary, the choices available to you are:-

(a)                                  to accept the Rollover Proposal, if and when it is made, under which you would release your Option(s) in return for an option over SERENA Shares; or

(b)                                 to exercise your Option(s) and accept the Offer while it remains open.  With this route there are some sub-choices:-

i                                             you may exercise your Option(s) unconditionally now to the extent they are already exercisable (vested) or you may exercise all your Option(s) conditionally — ie subject to the Offer succeeding; and

ii                                          if you exercise conditionally on the Offer succeeding, you may use the cashless exercise facility (the exercise price being deducted from the proceeds of sale); and

iii                                       you may transfer some of the Merant Shares you acquire on exercise to your spouse who may accept the Offer; and

iv                                      if you exercise by 15 April 2004 you (and your spouse if you transfer any Merant Shares to them) may apply under the mix and match arrangements in the Offer for more cash or more SERENA Shares.  Note that the mix and match arrangements will only be open for 5 days after the Offer succeeds and so you should act quickly if you want to make an election under these arrangements; or

(c)                                  to take no further action (in which case your Option(s) will lapse in due course, if the Offer succeeds)

and the consequences, assuming the Offer succeeds, are as follows:

Exercise Option and accept the Offer	You will receive a mixture of cash and SERENA Shares and, subject to timing, may make a mix and match election

or

Rollover	You will receive an option over SERENA Shares

or

Do nothing	Your Options will lapse and you will lose any value in your Options

5                                                                                          Views of the Board

The Directors of Merant, who have been so advised by their financial adviser, UBS, consider the terms of the proposals to be fair from a financial point of view.  In providing its advice to the directors, UBS has taken account of the commercial assessments of the directors.  You are referred to Appendix 9 to the Offer Document, which contains important information concerning the assumptions in, limitations of and qualifications to UBS’ advice to the Merant board.

The decision as to which course of action to take is a matter for you alone.  However, failure to take any action will result in your Options lapsing in due course and becoming worthless, if the Offer succeeds. You should also bear in mind that the value of the Offer may be less than the exercise price under your Option which means that you would lose money by exercising that Option.

Before you make a decision, you should read this document carefully, together with the Offer Document, and take independent professional advice if you are in any doubt as to what action to take.

If you have any queries (other than financial or tax aspects) please contact Liz MacKay.

If you take no action and the Offer succeeds, your Options will eventually lapse and become worthless.

If you wish to exercise your Options in time to accept the Offer (and in particular make an election under the mix and match arrangements) you should do so by 3.00 p.m. (London time) on 15 April 2004.

The instructions you give on the Form of Instruction are all conditional on the Offer succeeding.  If you want to exercise your Options now (to the extent they may already be exercisable) you should use the usual form of exercise and NOT the Form of Instruction.  If you want a usual form of exercise please contact Liz MacKay.

In the event of a conflict between this letter and the rules of the Schemes or any relevant legislation, the rules or the legislation will prevail.

Yours faithfully

J. Michael Gullard
Chairman

APPENDIX 1

1.                                    Introduction

The purpose of this Appendix is to set out the choices you have in relation to your Options and the action you could take now, if you wish .

This Appendix should be read in conjunction with the Offer Document containing the Offer in which it is stated that appropriate proposals will be put to Optionholders under the Schemes.  If you require another copy of the Offer Document, please contact Liz MacKay.

Before taking any action with regard to your Options, you should read this Appendix, the letter from the Chairman of Merant and the Offer Document.

2.                                       Rollover Proposal

After the Offer succeeds, SERENA will offer you the opportunity to exchange your existing option(s) for new option(s) over SERENA Shares on the following basis:

For every Merant Share under option	0.16553 of a new SERENA Shares under the new option

and so on in proportion for any other number of Merant Shares under option.  Fractional entitlements will be disregarded.

As the SERENA Shares are quoted in United States dollars, the new exercise price will be converted into dollars using the exchange rate used in the mix and match arrangements (US$1.8488 : £1.00). The following table shows the new exercise prices per share under the rolled over option(s):

Date of Grant of Option	Old Exercise Price per Merant Share	New Exercise Price per SERENA Share

28 May 1998	£6.28	$70.1411
10 September 1998	£3.44	$38.4212
15 December 1998	£1.06	$11.8391
16 February 2000	£3.44	$38.4212
15 August 2000	£0.95	$10.6105
8 December 2000	£0.82	$9.1585
5 June 2001	£0.65	$7.2598
7 March 2002	£1.08	$12.0624
13 May 2002	£1.07	$11.9508
3 June 2002	£1.00	$11.1689
2 December 2002	£0.75	$8.3767
24 March 2003	£1.21	$13.5144
27 March 2003	£1.22	$13.6261
5 May 2003	£1.21	$13.5144
12 May 2003	£1.21	$13.5144
10 June 2003	£1.32	$14.7430
10 November 2003	£1.49	$16.6417
1 December 2003	£1.25	$13.9612
15 December 2003	£1.24	$13.8495

The terms of the Rollover Proposal (i.e. the basis on which the number of SERENA Shares and the exercise price per SERENA Share are calculated) are designed to reflect the terms of the Offer.  The aggregate exercise price payable on exercise of the rolled over option(s) will (so far as practicable) be the same as the aggregate amount payable on exercise of your existing option(s) on the basis of an exchange rate of US$1.8488 : £1.00 and a value per SERENA Share of $21.78.

The rolled over option(s) will be governed by the rules of the relevant Merant Scheme.  The rolled over option(s) will be exercisable and cease to be exercisable in the same circumstances as your existing option(s).  You should note that your rolled over option(s) may not be exercised early again except in accordance with the provisions of the relevant Merant Scheme.  You should also bear in mind that the value of your rolled over option(s) will be subject to movements in the price of SERENA Shares.

Procedure for acceptance of the Rollover Proposal

The Rollover Proposal will not be made by SERENA until the Offer has succeeded.  Once the Offer becomes unconditional in all respects you will receive the formal Rollover Proposal from SERENA together with any relevant acceptance paperwork that you will need to complete.

3.                                      Exercise of Options granted under the Schemes

You may already be entitled to exercise your Options in full or in part.  If the Offer succeeds then you will become able to exercise any part of your Option which is not yet exercisable.  The period within which you may exercise is  6 months from the date when the Offer succeeds.

If SERENA receives valid acceptances in respect of over 90 per cent. of the Merant Shares, SERENA intends to exercise its right to acquire the balance under the compulsory acquisition procedure in the Companies Act 1985.  The compulsory acquisition process shortens the period in which you may exercise your Options.

If you exercise your Options (in whole or in part), you will acquire Merant Shares and can then, if you so wish, accept the Offer while it remains open for acceptance.

Cashless Exercise Facility

Under your Option certificates, you are required to pay the Option exercise price to Merant in order to exercise your Option(s).  However, if you use the Form of Instruction to exercise your Option(s) and accept the Offer, you may use a cashless exercise facility instead.  This is a facility which is only available if you complete the Form of Instruction; it may not be available subsequently.  It is not available for any underwater Options.

Using the cashless exercise facility, you need not provide a cheque in respect of the Option exercise price payable.  Instead, the amount you receive for your Merant Shares under the Offer will be reduced by the amount of the total exercise price payable to exercise your Option(s) (“the Exercise Price”) together with the amount of any income tax and employee’s National Insurance contributions arising on the exercise of your Option(s) (“the Tax Liability”) which is required to be deducted at source (“the Withholding Amount”) (the Exercise Price and the Withholding Amount are together called the “Option Deduction”).   The deductions which will be made will not include any “voluntary” deductions (eg for contributions to your pension plan).

If you take up the cashless exercise facility and accept the Offer by completing the Form of Instruction, when SERENA pays the cash element of the consideration due to you under the

Offer, it will pay it to Merant, on your behalf, and Merant will pay you the balance due after deducting the Option Deduction.

Transfer to spouse

If you choose to exercise your Option(s) you may elect to transfer some of the Merant Shares which you receive on the exercise to your spouse. Your spouse may then accept the Offer. You will not be able to transfer Merant Shares to your spouse if that would leave insufficient proceeds available to you under the Offer to meet the Option Deduction.

Procedure for exercise

You can exercise your currently available (vested) Options now. If you wish to do this then the Form of Instruction is not relevant to you.   Instead you should complete the usual forms of exercise.  These forms are available from the company intranet or from Liz MacKay.  Be aware, however, that under current market conditions a sale in the market of the Merant Shares you acquire cannot be guaranteed and Merant Share Services will work on a first come first served basis whenever market liquidity constrains the sale of Merant Shares.  Nor can it be guaranteed that the Offer will succeed.

If you wish to exercise your Options (those which are either currently vested or which will vest when the Offer succeeds), conditionally on the Offer succeeding and intend to fund the exercise price from your own resources, you should contact Liz MacKay to obtain an accurate quotation of the exercise price and any tax liability that may fall due. You will then need to complete and return the Form of Instruction, together with the option certificate(s), if you can locate them, and a cheque or bankers draft for the exercise price and any taxes due (made payable to Merant plc) to Liz MacKay.

If you wish to exercise your Options (those which are either currently vested or which will vest when the Offer succeeds), conditionally on the Offer succeeding and would like to take advantage of the cashless exercise facility, you should complete the Form of Instruction, indicating that you wish to take advantage of the cashless exercise facility by completing Section B, and return it together with the option certificate(s), if you can locate them, to Liz MacKay.

If you exercise your Options conditionally on the Offer succeeding, then the exercise will take effect when SERENA declares that the Offer has become unconditional in all respects.  If this happens then SERENA will announce when it has occurred.  If it does not happen then your exercise will be of no effect and your Options will continue in force and will remain exercisable in accordance with their normal terms.

Following the effective exercise of your Options, you will receive Merant Shares and you will be entitled to accept the Offer while it remains open for acceptance.  SERENA reserves the right to close the Offer at any time upon the giving of 14 days’ notice.   Although the Offer will remain open for a subsequent offer period of at least 14 calendar days after the date on which the Offer succeeds, the mix and match election will remain open until, but not beyond, 3.00 pm (London time) on the date falling five calendar days after the Offer succeeds. Therefore if you wish to exercise your Options, accept the Offer and make an election under the mix and match arrangements you should act promptly.

4.                                      Your other choices

(a)                                  Exercise your Options and keep your Merant Shares

You could exercise your Options now in the normal way under the rules of the Schemes (to the extent they are exercisable), keep your Merant Shares and not accept the Offer, or sell your Merant Shares while they continue to be listed on the London Stock Exchange.  However, you should be aware that if the Offer succeeds, and SERENA receives valid acceptances in respect of over 90 per cent. of the Merant Shares, SERENA intends to acquire the balance under the compulsory acquisition procedure in the Companies Act 1985.  SERENA has also stated that it is intended that Merant will be de-listed, if the Offer succeeds.  If you are in any doubt as to whether your Options are currently exercisable (or the extent to which they are exercisable) please contact Liz MacKay.

(b)                                  Do nothing

If you do nothing and the Offer succeeds, your Options will lapse in due course.

APPENDIX 2

UK Tax Treatment

Summarised below are some of the generally applicable UK taxation consequences which may arise from your acceptance of either of the proposals to Optionholders if you are resident for taxation purposes in the UK. The precise consequences for you will depend on your particular circumstances. If you are in any doubt as to your taxation position, you should consult an independent financial adviser.

Tax consequences of the Rollover Proposal

If you exchange your existing option(s) for rolled over option(s) over SERENA Shares, no liability to income tax, national insurance contributions or capital gains tax will arise at that time.

On a subsequent exercise of your rolled over option(s), the tax treatment will be the same as for your existing option(s).

Tax consequences of exercising Options

Options granted under the Schemes are all Inland Revenue approved options.

(a)           On exercise of your Options

(i)            Options held for more than three years

If you have held your Options for more than three years, the exercise of your Options will not give rise to any income tax or employee’s National Insurance contributions (“NICs”) liability.

If the Merant Shares you acquire are subsequently disposed of, you may be liable to capital gains tax on the disposal (see paragraph (b) below).

(ii)           Options held for less than three years

If you have held your approved options for less than three years, a charge to income tax will arise on the exercise of your Options.  Income tax will be chargeable on the amount by which the total market value of the Merant Shares on the date that you exercise your Options exceeds the total exercise price paid by you for your Merant Shares (the “exercise gain”).  In addition, if you are exercising an Option granted after 5 April 1999, you will normally be liable to pay employee’s NICs on the exercise gain.  The income tax and any employee’s NICs will be deducted at source through the PAYE mechanism.

You will be required to authorise the deduction from the cash element of the proceeds of sale of your Merant Shares under the Offer of sufficient net funds to satisfy your liability to income tax and any employee’s NICs. The deductions which will be made will not include any “voluntary” deductions (eg for contributions to your pension plan).

Particulars of any exercise of your Options will be disclosed to the Inland Revenue.  You must also tell the Inland Revenue about it in your tax return or, if you do not receive a tax return, by writing direct to your tax office.

(b)           On accepting the Offer

A summary of the UK taxation implications of accepting the Offer are set out in paragraph 14 of Appendix 5 of the Offer Document.  You may be liable to capital gains tax in respect of any cash and SERENA Shares you receive, although you may not be treated as having made a disposal of Merant Shares to the extent that you elect for, and receive, new SERENA Shares.  You will only be liable to capital gains tax if your gains from all sources in the relevant year of assessment (less allowable losses) exceed your annual exemption, which is £8,200 for the tax year 2004/2005.

If you are not liable to income tax on exercise of your Options (see (a)(i) above), the amount of your capital gain will be based on the difference between the amount you receive under the Offer and the amount you have paid for the Merant Shares (i.e. the exercise price).

If you are liable to income tax on exercise of your Options the amount of your capital gain will be based on the difference between the amount you receive under the terms of the Offer and the market value of Merant Shares on the date of exercise.  However, since these two amounts are likely to be very close, no or only a very small capital gain is likely to arise.  If you exercise your options within 30 days of a prior disposal of Merant Shares, special capital gains tax rules may apply.

Self Assessment

Under the self assessment rules, taxpayers are required to provide the Inland Revenue with all the information needed to calculate their total taxable income (from all sources) and any chargeable gains. The calculation of tax may then be carried out by either the taxpayer or the Inland Revenue.

Notification of taxable income and chargeable capital gains for the tax year 2004/2005 must be made to the Inland Revenue by  30 September 2005 if you wish them to calculate your tax liability or 31 January 2006 if you calculate it yourself.

If you do not automatically receive a self–assessment return from the Inland Revenue, you should contact your tax office to obtain one.

This information is a guide to the current practice under United Kingdom law.  Optionholders who are resident in countries other than the United Kingdom or who are uncertain as to their tax position should consult their own independent professional tax advisers as to their individual tax position.

APPENDIX 3

1                                                                                          UBS Investment Bank, referred to as UBS, which is regulated in the United Kingdom by The Financial Services Authority, is acting for Merant and no one else in connection with the Offer and will not be responsible to anyone other than Merant for providing the protections afforded to customers of UBS nor for giving advice in relation to the Offer.

2                                                                                          UBS has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they are included.

3                                                                                          The Directors of Merant accept responsibility for all the information contained in this document.  To the best of such Directors’ knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document for which such Directors are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

4                                                                                          Receipt of documents will not be acknowledged.  All documents and remittances sent by, or to, you will be sent at your risk.